UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

LANTERN PHARMA INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51654W 101

(CUSIP Number)

Panna Sharma

President and Chief Executive Officer

Lantern Pharma Inc.

1920 McKinney Avenue, 7th Floor

Dallas, Texas 75201

(972) 277-1136

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51654W 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Panna Sharma
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 495,486*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 495,486*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,486*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%**
14.	Type of Reporting Person (See Instructions) IN

*	Represents options to purchase (i) 418,858 shares of common stock at $1.03 per share; and (ii) 76,628 shares of common stock at $15.00 per share of which one-third will vest immediately on the 180th day after the close of the IPO and the remaining two-thirds will vest over 30 months.
**	Based 6,217,577 shares outstanding as of June 15, 2020.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, with $0.0001 par value (the “Common Stock”), of Lantern Pharma Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive offices are located at Lantern Pharma Inc., 1920 McKinney Avenue, 7th Floor, Dallas, Texas 75201.

This Statement is being filed because the Reporting Person acquired beneficial ownership of additional shares of Common Stock through a grant of an employee stock option effective on June 15, 2020.

Item 2. Identity and Background

(a)	This statement is being filed by Panna Sharma (the “Reporting Person”).

(b)	The principal office of the reporting person is c/o Lantern Pharma Inc., 1920 McKinney Avenue, 7th Floor, Dallas, Texas 75201.

(c)	The present principal occupation of the Reporting Person is the President and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 76,628 shares of the Issuer’s Common Stock effective on June 15, 2020 pursuant to a grant of an employee stock option under the Reporting Person’s Amendment to Employment Agreement dated May 18, 2020 which became effective on the close of the Issuer’s IPO, June 15, 2020. The 76,628 shares of common stock subject to options are exercisable at $15.00 per share of which one-third will vest immediately on the 180th day after the close of the IPO and the remaining two-thirds will vest over 30 months. The Reporting Person previously held employee stock options to purchase 418,858 shares of common stock in the aggregate at $1.03 per share.

Item 4. Purpose of the Transaction

The purpose of the Issuer’s equity grant was for the Issuer to incentivize the Reporting Person to attain performance criteria identified by the Issuer, to retain the Reporting Person as an executive of the Issuer, and to align the Reporting Person’s interests with the interests of the Issuer’s stockholders.

The Reporting Person currently has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in additional grants from the Issuer, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Statement, or to change his intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover page and Item 2 above.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past sixty (60) days in any shares of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

In connection with the IPO, the Reporting Person has entered into a standard lock-up agreement (the “Lock-up Agreement”), pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him for six months following the date of the underwriting agreement for the IPO. The description of the Lock-up Agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of the agreement, which is filed as part of this Schedule 13D as Exhibit 1 and incorporated by reference herein.

In addition, the Reporting Person has entered into an amendment to his employment agreement with the Issuer whereby effective of the close of the Issuer’s IPO, the Reporting Person will receive options to purchase 76,628 shares of Common Stock at $15.00 per share as described herein. The description of the employment agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of the agreement, which is filed as part of this Schedule 13D as Exhibit 2 and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit 1.	Lock up Agreement dated May 20, 2020.

Exhibit 2.	Amendment to Employment Agreement dated May 18, 2020 with Panna Sharma.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Panna Sharma

/s/ Panna Sharma
Panna Sharma
Date: June 16, 2020